Exhibit 99

                     BAYCORP HOLDINGS, LTD.
                1 New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
            Phone (603) 766-4990  Fax (603) 766-4991

      BayCorp Reports Second Quarter 2005 Operating Results

     August 2, 2005 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX:
MWH) announced today its operating results for the second quarter ended June 30, 2005. BayCorp reported a net loss of $2,809,000, or approximately $4.98 per share, for the second quarter of 2005 as compared to net income of $95,000, or approximately $0.16 per share, for the second quarter of 2004.

     The increase in net loss in the second quarter of 2005 as compared to the second quarter of 2004 was attributable in part to increased operating expenses. Operating expenses increased approximately $3,142,000, to $4,765,000 in the second quarter of 2005 as compared to $1,623,000 in the second quarter of 2004. Operating expenses in the second quarter of 2005 included
Nacogdoches Gas, LLC ("Nacogdoches Gas") expenses of approximately $2,624,000, $2,116,000 of which reflected exploration expense attributable to the impairment of one gas well determined to be unsuccessful and $429,000 reflecting depletion expense. There were no expenses associated with Nacogdoches Gas in the second quarter of 2004. The Company's wholly- owned subsidiary, Nacogdoches Gas, owns and develops natural gas and oil assets in East Texas. In the fourth quarter of 2004, BayCorp announced that it had entered into agreements to develop natural gas and oil production wells in Nacogdoches
County, Texas. Through its subsidiary, Nacogdoches Gas, the Company held as of June 30, 2005, an approximate 10% working interest in two wells, an approximate 90% working interest in four wells, three producing and one under development, and an approximate 76.5% working interest in one well under development.

Also contributing to the increased loss in the second quarter of 2005 as compared to the same period in 2004, was an unrealized loss on the mark-to-market of the Company's firm forward long-term energy contract of approximately $1,399,000 in the second quarter of 2005 as compared to a net unrealized loss of approximately $716,000 in the second quarter of 2004. The mark-to-market value of this long-term contract is based on current projections of power prices over the life of the contract. Forward power prices increased more significantly in the second quarter of 2005 as compared to the second quarter of 2004 primarily due to increases in the forward price of natural gas during those time periods. In the New England Power Pool ("NEPOOL"), power generating plants that use natural gas as a fuel source are on the margin most of the time and therefore are setting the forward price of power. Accordingly, the price of power in NEPOOL is highly dependent on the price of natural gas.


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     Revenues  increased approximately $2,031,000, to  $3,474,000 in the second quarter of 2005 as compared to $1,443,000 in the second quarter of 2004. This increase was primarily attributable to revenues in the second quarter of 2005 from Nacogdoches Gas of approximately $1,397,000 and from Benton Falls Associates, L.P.
("Benton  Falls")  of  approximately  $406,000.   There  were  no
revenues from these companies in the second quarter of 2004.

     The Company recognized other income of approximately $711,000 in the second quarter of 2004 as compared to total other deductions of approximately $94,000 in the second quarter of 2005. This decrease in other income of approximately $805,000 was primarily due to receipts by the Company in the second quarter of 2004 of one-time payments totaling approximately $572,000 following the final reconciliation and termination of certain escrow accounts specific to the Company's sale of its interests in the Seabrook Nuclear Power Plant in November 2002. The Company also recognized approximately $225,000 in interest expense in the second quarter of 2005. On March 15, 2005 and May 24, 2005, the Company and all of its wholly owned subsidiaries entered into a $10,250,000 Convertible Note and a Pledge Agreement and a $10,000,000 Convertible Note and an Amended and Restated Pledge Agreement with Sloan Group Ltd. The debt, which accrues interest at 8% per annum and is due and payable in full on December 15, 2005, is convertible by the Sloan Group at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the notes) into shares of BayCorp's common stock, $.01 par value at a price of $14.04 per share. There was no interest expense in the second quarter of 2004.

     The Company recognized an extraordinary gain of $278,000 in the second quarter of 2004 upon the consolidation of HoustonStreet Exchange, Inc. ("HoustonStreet"). As of May 1,
2004, BayCorp's ownership in HoustonStreet was 59.7%, and in accordance with EITF Topic D-84, the Company followed step acquisition accounting to consolidate HoustonStreet. The fair value of current assets exceeded BayCorp's net investment in HoustonStreet by $278,000 resulting in negative goodwill upon application of step acquisition accounting.

     For the six months ended June 30, 2005, BayCorp reported a net loss of $4,613,000, or approximately $8.22 per share, as compared to a net loss of $2,002,000, or approximately $3.28 per share, for the six months ended June 30, 2004. The increase in net loss for the six months ended June 30, 2005 as

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compared to the same period in 2004 was primarily attributable to
increased   operating  expenses.   Operating  expenses  increased
approximately $4,050,000, to $7,231,000 in the first six months of 2005 as compared to $3,181,000 in the first six months of
2004.   Operating  expenses  in the  first  six  months  of  2005
included Nacogdoches Gas operating expenses of approximately $3,158,000, $2,116,000 of which reflected exploration expense attributable to the impairment of one gas well determined to be
unsuccessful  and $669,000 reflecting depletion expense.   Benton
Falls operating expenses for the first six months of 2005 were approximately $197,000. There were no operating expenses for
these  companies in the first six months of 2004.   For  the  six
months  ended June 30, 2005, Great Bay Hydro Corporation  ("Great
Bay    Hydro")   expenses   were   approximately   $269,000   and
HoustonStreet operating expenses were approximately $411,000. For the six months ended June 30, 2004, Great Bay Hydro operating expenses were approximately $107,000, representing three months
of   operations   and  HoustonStreet  operating   expenses   were
approximately  $162,000, representing two  months  of  operations
reflected  in  the Company's financial statements.   The  Company
recorded  an  unrealized  loss  on  the  mark-to-market  of   the
Company's firm forward long-term energy contract of approximately $3,388,000 in the first six months of 2005 as compared to a net unrealized loss of approximately $2,353,000 in the first six
months  of  2004.   The mark-to-market value  of  this  long-term
contract is based on current projections of power prices over the life of the contract.

     Operating revenues for the six months ended June 30, 2005 increased $3,357,000, to $5,834,000 as compared to $2,477,000 for the six months ended June 30, 2004. The increase in revenues in 2005 was primarily attributable to six months of revenues in 2005 from Nacogdoches Gas, with revenues of $2,327,000, Benton Falls with revenues of $438,000, Great Bay Hydro with revenues of $533,000 and HoustonStreet with revenues of $513,000. For the six month period ended June 30, 2004, the Company recognized three months of Great Bay Hydro revenues, two months of
HoustonStreet revenues and there were no revenues from Nacogdoches Gas and Benton Falls.

     The Company had other income of approximately $775,000 in the first six months of 2004 as compared to total other deductions of approximately $8,000 in the first six months of 2005. This decrease in other income of approximately $783,000 was primarily due to receipts by the Company in the second quarter of 2004 of one-time payments totaling approximately $572,000 following the final reconciliation and termination of certain escrow accounts specific to the Company's sale of its interests in the Seabrook Nuclear Power Plant in November 2002. The Company also recognized approximately $261,000 in interest expense in the first six months of 2005. On March 15, 2005 and May 24, 2005, the Company and all of its wholly owned subsidiaries entered into a $10,250,000 Convertible Note and a Pledge Agreement and a $10,000,000 Convertible Note and an Amended and Restated Pledge Agreement with Sloan Group Ltd. There was no interest expense in the first six months of 2004.

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     In  addition, the Company recorded a tax refund of  $225,000 in the first six months of 2005 upon receipt of a refund from the State of New Hampshire for overpayment of prior year state income taxes.

About BayCorp

     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently has wholly owned subsidiaries that include Nacogdoches Gas, LLC, which owns and develops interests in natural gas and oil production assets in Nacogdoches County, Texas; Benton Falls Associates, L.P., the owner and operator of a hydroelectric generating facility in Benton, Maine; Great Bay Hydro Corporation, which owns and operates a hydroelectric generating facility in Newport, Vermont; Great Bay Power Marketing, Inc., which purchases and markets power on the open market; and Nacogdoches Power, LLC, which owns the development rights to the Sterne Power Project in Nacogdoches County, Texas. BayCorp also holds a majority interest in HoustonStreet Exchange, Inc., which operates HoustonStreet.com, an internet-based independent crude oil and refined products trading exchange.


Forward Looking Statements

Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.

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

                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                            Three Months Ended          Six Months Ended
                                                 June 30,                   June 30,
                                             2005         2004          2005         2004

Operating Revenues                           $3,474       $1,443        $5,834       $2,477
Operating Expenses                            4,765        1,623         7,231        3,181
                                            -------      -------       -------      -------
Operating Loss Before Mark to
   Market of Energy Contracts                (1,291)        (180)       (1,397)        (704)
Unrealized Loss on Energy Contracts           1,399          716         3,388        2,353
                                            -------      -------       -------      -------
Operating Loss                               (2,690)        (896)       (4,785)      (3,057)
Other Income (Deductions)                       (94)         711            (8)         775
                                            -------      -------       -------      -------
Loss before
   Income Taxes and Minority Interest        (2,784)        (185)       (4,793)      (2,282)
Income Taxes                                      0            0           225            0
Minority Interest Income (Expense)              (25)           2           (45)           2
                                            -------      -------       -------      -------
Net Loss before Extraordinary Item           (2,809)        (183)       (4,613)      (2,280)
Extraordinary Item - Gain on
   Consolidation of Subsidiary                    0          278             0          278
                                            -------      -------       -------      -------
Net Income (Loss)                           ($2,809)         $95       ($4,613)     ($2,002)
                                            =======      =======       =======      =======
Weighted Average Shares
   Outstanding - Basic and Diluted          564,581      592,833       561,281      611,093
Basic and Diluted Net Loss Per Share
    before Extraordinary Item                ($4.98)      ($0.31)       ($8.22)      ($3.73)
Basic and Diluted Net Income Per
   Share -  Extraordinary Item                    -        $0.47             -        $0.45
Basic and Diluted Net Income (Loss)
   Per Share                                 ($4.98)       $0.16        ($8.22)      ($3.28)
